FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-~~16 of~~
the Securities Exchange Act of 1934

16 September 2002

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: September 16, 2002

By: Steven Webb
Steven John Webb
Group Company Secretary and
General Counsel

1. On September 13, 2002 Premier Farnell ("the Company") filed a Notification of Interests of Directors and Connected Persons with the London Stock Exchange.

   The said Notification, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, relates to the open market purchase by Mr John Raymond Hirst of 30,000 Ordinary Shares of 5p each in the Company. The said shares, which are registered in Mr Hirst's own name, were acquired by him on Setember 13, 2002 at a price of 157p per share.

2. On September 13, 2002 Premier Farnell ("the Company") filed a Notification of Interests of Directors and Connected Persons with the London Stock Exchange.

   The said Notification, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference, relates to the open market purchase by Mr Andrew Charles Fisher of 32,500 Ordinary Shares of 5p each in the Company. The said shares, which are registered in Mr Fisher's own name, were acquired by him on September 13, 2002 at a price of 157p per share.

3. On September 13, 2002 Premier Farnell ("the Company") filed a Notification of Interests of Directors and Connected Persons with the London Stock Exchange.

   The said Notification, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference, relates to the open market purchase by Mr Michael Lester of 20,000 Ordinary Shares of 5p each in the Company. The said shares, which are registered in Mr Lester's own name, were acquired by him on September 13, 2002 at a price of 164p per share.

<u>*Exhibits*</u>

1. Notifications of Interests of Directors and Connected Persons filed with the London Stock Exchange on September 13, 2002. (Mr J R Hirst)

2. Notifications of Interests of Directors and Connected Persons filed with the London Stock Exchange on September 13, 2002. (Mr A C Fisher)

3. Notifications of Interests of Directors and Connected Persons filed with the London Stock Exchange on September 13, 2002. (Mr M Lester)

Steven Weiss

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	Premier Farnell plc		John Raymond Hirst

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	Director named in 2 above		John Raymond Hirst

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
	No		Open market purchase of ordinary shares

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	30,000		0.008%		None		N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	Ordinary shares of 5p each		£1.57		12 September 2002		13 September 2002

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification
	66,050		0.018%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Total percentage holding of issued class following this notification
	-		-

Steven Weiss

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification
	-		-

23.	Any additional information	24.	Name of contact and telephone number for queries
	-		Steven Webb 0113 387 5277

25.	*Name and signature of authorised company official responsible for making this notification* Steven Webb Company Secretary Premier Farnell plc 150 Armley Road Leeds LS12 2QQ Date of notification: 13 September 2002

Steven Webb

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	Premier Farnell plc		Andrew Charles Fisher

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	Director named in 2 above		Andrew Charles Fisher

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
	No		Open market purchase of ordinary shares

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	32,500		0.008		None		N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	Ordinary shares of 5p each		£1.57		12 September 2002		13 September 2002

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification
	80,000		0.022%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Total percentage holding of issued class following this notification
	-		-

Steve Hess

	-		-

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification
	-		-

23.	Any additional information	24.	Name of contact and telephone number for queries
	-		Steven Webb 0113 387 5277

25.	Name and signature of authorised company official responsible for making this notification Steven Webb Company Secretary 150 Armley Road Leeds LS12 2QQ Date of notification: 13 September 2002

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	Premier Farnell plc		Michael Lester

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	Director named in 2 above		Michael Lester

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary
	No		Open market purchase of ordinary shares

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	20,000		0.005%		None		N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	Ordinary shares of 5p each		£1.64		13 September 2002		13 September 2002

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification
	30,000		0.008%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Total percentage holding of issued class following this notification
	-		-

Steven Webb

	-		-

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification
	-		-

23.	Any additional information	24.	Name of contact and telephone number for queries
	-		Steven Webb 0113 387 5277

25.	Name and signature of authorised company official responsible for making this notification Steven Webb Company Secretary Premier Farnell plc 150 Armley Road Leeds LS12 2QQ Date of notification: 13 September 2002